FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: June 22, 2006

(Translation)

The following is an English translation of the Notice of Resolutions adopted at the 168th Ordinary General Meeting of Shareholders of NEC Corporation held on June 22, 2006. NEC Corporation provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation

Code Number 6701

7-1, Shiba 5-chome
Minato-ku, Tokyo

Hajime Sasaki
Chairman of the Board

June 22, 2006

To Our Shareholders:

NOTICE OF RESOLUTIONS ADOPTED AT THE 168TH

ORDINARY GENERAL MEETING OF SHAREHOLDERS

This is to inform you that at the 168th Ordinary General Meeting of Shareholders of NEC Corporation (the “Company”) held today, reports were given, and resolutions were made, as follows.

Reports:

1.	A report on the Business Report, Balance Sheet and Statement of Operations with respect to the 168th Business Period from April 1, 2005 to March 31, 2006 was made.

2.	A report on the Consolidated Balance Sheet and the Consolidated Statement of Operations with respect to the 168th Business Period from April 1, 2005 to March 31, 2006, and a report on the results of the audit conducted on the Consolidated Balance Sheet and the Consolidated Statement of Operations by Independent Auditors and the Board of Corporate Auditors were made.

Resolutions:

Proposal No. 1:	Approval of Proposed Appropriation of Retained Earnings for the 168th Business Period and Payment of Bonuses to Directors

It was resolved that the proposal be approved as proposed. It was decided to distribute year-end dividends of 3 yen per share for the 168th Business Period and to pay 128,400,000 yen to the 15 Directors holding office as of the last day of the 168th Business Period as bonuses for the 168th Business Period.

Proposal No. 2:	Partial Amendments to the Articles of Incorporation

It was resolved that the proposal be approved as proposed. In response to the enforcement of the Company Law of Japan (the “Company Law”), new provisions were added to, and some provisions were amended in or deleted from the Articles of Incorporation of the Company mainly in order to (i) clarify the rights of a shareholder holding shares less than one unit, (ii) enable the Company to provide certain information to shareholders over the Internet, which is otherwise required to be included in the reference documents for a general meeting of shareholders and other documents, (iii) introduce a resolution of the Board of Directors in writing or by electronic means, (iv) amend the minimum amount of liabilities of outside Directors, (v) authorize the Company to enter into a contract with outside Corporate Auditors to limit their liabilities to the Company for damages and (vi) enable the distribution of surplus and other matters by a resolution of the Board of Directors.

Proposal No. 3:	Election of Fifteen Directors

It was resolved that Messrs. Hajime Sasaki, Akinobu Kanasugi, Kaoru Yano, Kazumasa Fujie, Kazuhiko Kobayashi, Shunichi Suzuki, Yasuo Matoi, Saburo Takizawa, Tsutomu Nakamura, Konosuke Kashima, Toshio Morikawa and Akira Uehara be reelected, and Messrs. Masatoshi Aizawa and Yoshinari Hara and Ms. Sawako Nohara be newly elected, as Directors. All of the aforementioned have taken office.

Messrs. Toshio Morikawa and Yoshinari Hara and Ms. Sawako Nohara are outside Directors stipulated in item 15, Article 2 of the Company Law.

Proposal No. 4:	Election of One Corporate Auditor

It was resolved that Mr. Tatsuzo Homma be newly elected as a Corporate Auditor. The aforementioned has taken office.

Mr. Tatsuzo Homma is an outside Corporate Auditor stipulated in item 16, Article 2 of the Company Law.

Proposal No. 5:	Issuance of Stock Acquisition Rights (the “Rights”) with Specially Favorable Conditions for the Purpose of Granting Stock Options

It was resolved that the proposal be approved as proposed. It was decided that for the purpose of granting stock options with a view to promoting management highly conscious of the shareholder value and to enhancing motivation to improve the business results of the Company and its group companies (the “NEC Group”), the Rights without cash payment in exchange therefor be offered to the persons who will be Directors, Corporate Officers, Executive General Managers, employees having important responsibilities equivalent to those of Corporate Officers or Executive General Managers of the Company, and full-time presidents of the Company’s Japanese subsidiaries (excluding companies whose stocks are listed and their subsidiaries) that are important to the business strategy of the NEC Group, as of the date of the allotment of the Rights (July 10, 2006).

Proposal No. 6:	Presentation of Retirement Allowances to retiring Directors and Corporate Auditor and Payment of Retirement Allowances incidental to the Abolishment of Retirement Allowance System for Directors and Corporate Auditors

It was resolved that the proposal be approved as proposed. It was resolved that (i) retirement allowances to the retiring Directors, Messrs. Toshiro Kawamura, Iwao Fuchigami and Koichi Kimura and to the retiring Corporate Auditor, Mr. Tsuneo Kabe, be paid within a reasonable amount according to the rules of the Company and (ii) the Board of Directors, in case of the retiring Directors, and Corporate Auditors then in office, in case of the retiring Corporate Auditor, be authorized to deliberate and decide the amount, timing, method of payment and other details relating to the retirement allowances to the retiring Directors and Corporate Auditor.

In addition, it was resolved that, due to the abolishment of the retirement allowance system for Directors and Corporate Auditors, (i) reasonable retirement allowances be paid to twelve reelected Directors, Messrs. Hajime Sasaki, Akinobu Kanasugi, Kaoru Yano, Kazumasa Fujie, Kazuhiko Kobayashi, Shunichi Suzuki, Yasuo Matoi, Saburo Takizawa, Tsutomu Nakamura, Konosuke Kashima, Toshio Morikawa and Akira Uehara, and four Corporate Auditors in office, Messrs. Shigeo Matsumoto, Hiroshi Takakuta, Shinichi Yokoyama and Muneo Shigematsu, according to the rules of the Company, in recognition of their services to the Company during their terms of office as Directors or Corporate Auditors up to the close of the 168th Ordinary General Meeting of Shareholders, (ii) the payment of such retirement allowances be made at the time of the retirement of each Director or Corporate Auditor mentioned above and (iii) the Board of Directors, in case of the retiring Directors, and Corporate Auditors then in office, in case of the retiring Corporate Auditors, be authorized to deliberate and decide the amount, method of payment and other details relating to the retirement allowances to be paid to the Directors and Corporate Auditors.

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